Exhibit 21.1

List of Active Subsidiaries

Name	Percentage Ownership Held by Convergence Ethanol
CA MEMS USA, Inc. a California corporation	100.0%
Bott Equipment Company, Inc., a Texas corporation	100.0%
Gulfgate Equipment, Inc., a Texas corporation	100.0%
Hearst Ethanol One, Inc., a Federal Canadian Corporation	87.0%